Jeffs’ Brands Ltd.

7 Mezada Street,

Bnei Brak, 5126112, Israel

December 31, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Jeffs’ Brands Ltd. (CIK 0001885408)
Registration Statement No. 333-283848 on Form F-3 (the “Registration Statement”)

Ladies and Gentlemen:

Jeffs’ Brands Ltd. (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), so that it may become effective on January 3, 2025 at 4:30 p.m., Eastern Time, or as soon thereafter as is practicable.

The Registrant understands that the Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Registrant is aware of its responsibilities under the Securities Act as they relate to the proposed public offering of the securities specified in the Registration Statement.

The Registrant respectfully requests that it be notified of such effectiveness by an email to Dr. Shachar Hadar, Adv. of Meitar | Law Offices at shacharh@meitar.com.

Very truly yours,

Jeffs’ Brands Ltd.

By:	/s/ Viki Hakmon
Viki Hakmon Chief Executive Officer